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                              September 16, 2022

       Jonathan Farnell
       Chief Executive Officer
       EQONEX Limited
       118 Piccadilly
       Mayfair, London W1J 7NW
       United Kingdom

                                                        Re: EQONEX Limited
                                                            Form 20-F for the
Fiscal Year Ended March 31, 2022
                                                            Filed August 15,
2022
                                                            File No. 001-39600

       Dear Mr. Farnell:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended March 31, 2022

       Item 3. Key Information, page 6

   1. Please revise to discuss the Hong Kong laws and regulations that apply to you, any permissions or
approvals from Hong Kong authorities that you are required to obtain and whether you have done
so, and the related risks and consequences. Supplementally
                                                        provide us with your
proposed revised disclosure.
   2. Please amend your disclosure to describe how cash is transferred through your organization and
disclose your intentions to distribute earnings or settle amounts owed.
                                                        State whether or not
any transfers, dividends, or distributions have been made to date between the holding
company and its subsidiaries, or to investors, and quantify the amounts where
applicable. Discuss whether there are limitations on your ability to transfer cash between
you, your subsidiaries or investors, as well as the source of any such
 Jonathan Farnell
EQONEX Limited
September 16, 2022
Page 2
         limitations. State whether or not you have established cash management policies relating to the transfer of funds through your organization and describe them, as applicable. Please amend your disclosure to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the
         PRC government to transfer cash or assets. Supplementally provide us with your proposed revised disclosure.
Item 15. Controls and Procedures, page 97

3.       You state this annual report does not include a report of management
s assessment
         regarding internal control over financial reporting due to the transition period established by rules of the SEC for newly public companies. However, we note that you filed an annual report on Form 20-F for the year ended March 31, 2021 pursuant to section 13(a)
         or 15(d) of the Exchange Act. Please tell us how you have considered Instruction 1 to
         Item 15 of Form 20-F in determining that you were not required to
provide management   s
         report on internal control over financial reporting in your Form 20-F for the year ended
         March 31, 2022.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Joel Parker at (202) 551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Donald Field at (202) 551-3680 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameJonathan Farnell                             Sincerely,
Comapany NameEQONEX Limited
                                                               Division of
Corporation Finance
September 16, 2022 Page 2                                      Office of Trade
& Services
FirstName LastName